EXHIBIT 2

Media Release

26 April 2004

Mayne completes acquisition of

injectable multivitamin suite of products from aaiPharma

Mayne Group Limited (ASX: MAY) today announced the completion of its acquisition of the injectable multivitamin suite of products (MVI® products) from aaiPharma Inc., as part of growing its specialty pharmaceutical presence in the United States.

The acquisition which was announced on 1 March this year, is in line with Mayne’s global strategy to focus on the research, development, manufacture and sale of injectable, specialty pharmaceuticals with an increasing emphasis on branded generic and proprietary products.

The decision to complete the transaction was based on the satisfactory completion of a number of due diligence steps and the existence of contractual safeguards previously agreed.

Mayne performed its own thorough due diligence and engaged a leading accounting and auditing firm and other advisors to perform additional work to investigate the MVI® products’ historical sales and inventory levels. Mayne has concluded that both due diligence processes have:

•	Not identified any evidence of “channel stuffing”;

•	Verified that the total level of inventory in the wholesaler channel is at an acceptable level;

•	Verified that unit sales and dollar sales for the last five quarters exhibit a consistent trend with the independent sales data reported by IMS and also by aaiPharma’s independent distributor; and

•	Verified that the chargeback expense and chargeback unit information relied upon by Mayne is consistent with data obtained from aaiPharma’s independent distributor.

Prior to the initial announcement of the MVI® acquisition, Mayne also negotiated the following protections in the asset purchase agreement:

•	aaiPharma will bear the risk of all sales chargebacks, sales discounts and product returns on sales generated prior to completion;

•	The level of inventory in the wholesaler channel at completion is limited to two months of sales; and

•	The level of inventory in aaiPharma’s possession and included in the purchase price was not to be less than three months.

In addition, Mayne has held back $US 10.9 million of the $US 100 million purchase price to set off against claims that may arise following completion.

Group Managing Director and Chief Executive Officer, Mr Stuart James, said the overall strategic rationale for purchasing the injectable multivitamin products was compelling, and due diligence confirmed that substantial manufacturing synergies were achievable within Mayne that could not be reaped by aaiPharma.

“As previously advised, we expect to generate incremental EBITA earnings of $US 11 million on revenues of approximately $US 35 million in 2005,” Mr James said.

“There is a real opportunity to reduce the production costs for the MVI® products by more than 35-40% through in-house manufacturing. This, together with our sales growth targets will result in EBITA earnings of at least $US 15 million in our 2006 fiscal year which delivers a return on invested capital in excess of 11%,” he said.

“With the addition of this suite of branded generic products, we have laid a solid revenue and earnings foundation for our US business upon which we can further strengthen our specialty pharma portfolio.”

Accordingly, Mayne has paid $US 89.1 million to aaiPharma at completion. The purchase price includes a filling line that will be installed in Mayne’s Puerto Rico facility and has a replacement value of approximately $US 2-3 million.

Based on IMS data, Mayne’s injectable multivitamin suite of products holds approximately 70% market share in the United States in an overall market estimated to be worth approximately $US 50 million.

MVI® is used to provide vitamin intake to patients on total parenteral nutrition (TPN). These patients are typically in a hospital’s intensive care unit or under in-patient care following surgery or serious burns, but the market also includes home healthcare. Mayne will supply MVI® in two formulations: Adult and Paediatric. It will be supplied in four presentations: pharmacy bulk pack, adult mixing vials, paediatric lyophilised powder and the unique unit-vial.

A further attractive feature of the purchased suite of MVI® products is the existing high barriers to entry due to the complexity of product formulation, leading to only one other competitor in the US market.

Mayne has been advised that its new multivitamin product formulation that does not contain vitamin K (“No K”) has received U.S. Food and Drug Administration (FDA) approval as well as an Orphan Drug Designation. This designation could provide up to seven years of sales and marketing exclusivity for the product. The No K formulation addresses a patient population of approximately 40,000 patients per year in the United States that receive multivitamin products while on a blood thinning treatment regime such as warfarin. In accordance with the contract, Mayne has paid an additional $US 5 million to aaiPharma for the rights to market and sell No K in the United States.

Mr James will be hosting a market briefing conference call at 12:30 p.m. AEST on Tuesday 27 April to discuss the MVI® product opportunity in further detail and answer questions from analysts and investors. Details of the market briefing are set out below.

Mayne has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging, medical centres), pharmacy services and health-related consumer products.

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Media and Investor enquiries:

Larry Hamson

Phone: 03 9868 0380

Mobile: 0407 335 907

Notification of Mayne briefing

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, will hold a market and analyst briefing on Tuesday 27 April in relation to the completion of the acquisition of injectable multivitamin products from aaiPharma and will take questions from analysts and investors.

The details of the proceedings are listed below:

Date: Tuesday 27 April 2004

Time: 12.30pm

Please follow the instructions below to access the telephone conference facility:

Australian callers (toll free):

-	1800 555 616

International callers (toll free):

-	Canada:	1 888 360 0166
-	Hong Kong:	800 967 659
-	Singapore:	800 616 2160
-	UK:	0 800 068 9834
-	USA:	1 866 369 4113
-	All others	+61 (0)3 9221 4420 (not toll free)

Please note:

-	Once connected, please advise the operator that you wish to be transferred to the “Mayne Group briefing”

-	Analysts and investors that will be able to ask questions, will receive additional instructions and a password by e-mail

-	For operator assistance at any time during the market briefing press *0 (star 0)